

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2026

Eric Dyer
Chief Financial Officer
Tamboran Resources Corp
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000
Australia

> **Re: Tamboran Resources Corp**
> **Registration Statement on Form S-3**
> **Filed January 29, 2026**
> **File No. 333-293057**

Dear Eric Dyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David J. Miller